

Mail Stop 4720

March 15, 2011

Michael Baron
Chief Executive Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway, Suite 170
Las Vegas, NV 89119

> **Re:**   **Las Vegas Railway Express, Inc.**
> **Form 10-Q for Fiscal Quarter Ended**
> **December 31, 2010**
> **File No. 333-144973**

Dear Mr. Baron:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q as of December 31, 2010

Note 3 – Notes Payable, page 10

1. We note you recognized a $238,374 gain on the extinguishment of debt. Per ASC 470-50-40-3, when a company has an early extinguishment of debt through exchange of equity, the price of the extinguished debt shall be determined by the value of the equity issued or the value of the debt – whichever is more clearly evident. Please tell us why you believe the value of your common stock issued was considered to be more evident than the value of the debt extinguished.

Further, please provide us with the calculations you used to calculate the gain on extinguishment of debt.

Management's Discussion and Analysis, page 12

Continuing Operations – Passenger Train Service, page 14

2. We note your disclosure stating the "Company Filed with the SEC to raise capital. It raised $1,269,000…." We did not note any Forms filed with the SEC to raise capital. Please explain why you state you filed with the SEC to raise capital. Please clarify in future filings the meaning of this statement.

Exhibits 31.1 and 31.2

3. We note multiple differences between the language of your certifications and the language required by Item 601(b)(31) of Regulation S-K. We issued a comment on this matter as it pertained to the certifications included in your Form 10-Q for the period ending September 30, 2010. Please tell us why you have not corrected these wording differences. Also, please confirm with us in writing that you will revise all future certifications accordingly and provide us with a copy of your proposed certifications.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant